Exhibit (a)(11)

NEWS RELEASE

Dawson Geophysical Company

508 W. Wall, Suite 800

Midland, TX 79701

Company contact:

Stephen C. Jumper, CEO and President

James K. Brata, Chief Financial Officer

(800) 332-9766

www.dawson3d.com

DAWSON GEOPHYSICAL ANNOUNCES

COMPLETION OF TENDER OFFER

MIDLAND, Texas, January 18, 2022/PR Newswire/Dawson Geophysical Company (NASDAQ: DWSN) (“Dawson” or the “Company”) announced today the successful completion of the previously announced tender offer (the “Offer”) by WB Acquisitions Inc. (“Merger Sub”), a subsidiary of Wilks Brothers, LLC (“Wilks”), for all of the outstanding common stock of the Company (the “Shares”).

The Offer expired at the end of the day on January 14, 2022. Merger Sub was advised by American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the Offer, that, as of the expiration of the Offer, a total of 15,285,001 Shares (excluding any Shares tendered pursuant to guaranteed delivery procedures that were not yet delivered in satisfaction of such guarantee), were validly tendered and not validly withdrawn pursuant to the Offer, which, when combined with the 2,094,237 Shares owned by Wilks and its affiliates, represents approximately 73.5% of the Shares outstanding immediately prior to the Expiration Time.

In addition, Notices of Guaranteed Delivery were delivered for 342,452 Shares, representing approximately 1.4% of the Shares outstanding immediately prior to the Expiration Time.

The total number of Shares tendered, including Shares held by Merger Sub, Wilks and its affiliates, satisfied the minimum condition of 66.67% of the total outstanding Shares and all other conditions to the Offer, as set forth in the Agreement and Plan of Merger, dated October 25, 2021 (as amended, the “Merger Agreement”), among the Company, Merger Sub and Wilks, were also satisfied. Promptly after the expiration of the Offer, Merger Sub accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer.

Pursuant to the Merger Agreement, the Company will promptly call a special shareholders meeting in order to seek shareholder approval of the merger of the Company with Merger Sub with the Company surviving as a subsidiary of Wilks (the “Merger”). The proposal to adopt the Merger must be approved by the affirmative vote of at least 80% of the issued and outstanding Shares, and Merger Sub intends to vote all of the Shares it owns, including the Shares acquired in the Offer, in favor of the Merger.

About Dawson

Dawson Geophysical Company is a leading provider of North American onshore seismic data acquisition services with operations throughout the continental United States and Canada. Dawson acquires and processes 2-D, 3-D and multi-component seismic data solely for its clients, ranging from major oil and gas companies to independent oil and gas operators, as well as providers of multi-client data libraries.

Forward-Looking Statements

In accordance with the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions that statements in this press release which are forward-looking and which provide other than historical information involve risks and uncertainties that may materially affect the Company’s actual results of operations. Such forward-looking statements are based on the beliefs of management as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors. These risks include, but are not limited to, statements regarding the expected consummation of the acquisition, which involve a number of risks and uncertainties, including the satisfaction of closing conditions for the acquisition (such as the approval of at least 80% of the outstanding shares of the capital stock of the Company in order to consummate the second step merger); the possibility that the transaction will not be completed and the Company will be a controlled public company with a limited market for its shares, which could result in the delisting of the Company’s shares from Nasdaq and the Company no longer being required to make filings with the U.S. Securities and Exchange Commission (the “SEC”); the impact of general economic, industry, market or political conditions; dependence upon energy industry spending; changes in exploration and production spending by our customers and changes in the level of oil and natural gas exploration and development; the results of operations and financial condition of our customers, particularly during extended periods of low prices for crude oil and natural gas; the volatility of oil and natural gas prices; changes in economic conditions; the severity and duration of the COVID-19 pandemic, related economic repercussions and the resulting negative impact on demand for oil and gas; surpluses in the supply of oil and the ability of OPEC+ to agree on and comply with supply limitations; the duration and magnitude of the unprecedented disruption in the oil and gas industry currently resulting from the impact of the foregoing factors, which is negatively impacting our business; the potential for contract delays; reductions or cancellations of service contracts; limited number of customers; credit risk related to our customers; reduced utilization; high fixed costs of operations and high capital requirements; operational challenges relating to the COVID-19 pandemic and efforts to mitigate the spread of the virus, including logistical challenges, protecting the health and well-being of our employees and remote work arrangements; industry competition; external factors affecting the Company’s crews such as weather interruptions and inability to obtain land access rights of way; whether the Company enters into turnkey or day rate contracts; crew productivity; the availability of capital resources; disruptions in the global economy; and whether or not the pending transaction with Wilks will be completed. A discussion of these and other factors, including risks and uncertainties, is set forth in the Company’s Annual Report on Form 10-K that was filed with the SEC on March 16, 2021 and any subsequent Quarterly Reports on Form 10-Q filed with the SEC, as well as the tender offer documents filed with the SEC by Wilks Brothers, LLC on November 1, 2021, and the Solicitation/Recommendation statement on Schedule 14D-9 filed by the Company on November 1, 2021, each including all amendments thereto. The Company disclaims any intention or obligation to revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This communication does not constitute a solicitation of any vote or approval.

In connection with the Merger, Dawson filed a preliminary proxy statement with the SEC on November 23, 2021. Additionally, Dawson will file other relevant materials with the SEC in connection with the Merger. The materials filed or to be filed by Dawson with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. Shareholders of Dawson are urged to read the proxy statement and the other relevant materials when they become available before making any voting decision with respect to the proposed Merger because they contain or will contain important information about the Merger and the parties to the Merger.

Dawson and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies of Dawson’s shareholders in connection with the proposed Merger. Shareholders may obtain more detailed information regarding the names, affiliations and interests of certain of Dawson’s executive officers and directors in the solicitation by reading the proxy statement in connection with the Merger. Information concerning the interests of Dawson’s participants in the solicitation, which may, in some cases, be different than those of Dawson’s shareholders generally, is or will be set forth in the proxy statement relating to the Merger.